

Mail Stop 3720

April 14, 2009

Dirk L. Benschop
Teleconnect Inc.
Oude Vest 4
Breda
The Netherlands 4811 HT

> **Re:** **Teleconnect Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2009**
> **File No. 000-30611**

Dear Mr. Benschop:

We have limited our review of your preliminary proxy statement to the matters set forth in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that from the Form 8-K filed on February 17, 2009 that you are in the process of preparing all of your past due periodic reports and expect to file such reports in the next few weeks. Please advise us when you intend to do so. Please also tell us whether you intend to conduct this proxy solicitation before you have filed this information. If so, explain to us why you believe shareholder approvals under such circumstances would be valid under applicable law considering the absence of any recent information about your company and only limited information about the proposals.

2.   Please revise your proxy statement to comply with all applicable requirements of Schedule 14A. We note that you have not provided the information required by Item 3 regarding appraisal rights, the information required by Item 6(d) and (e) regarding voting securities and the holders thereof, or the information required by Item 21 regarding the vote required for approval of the transactions. These are merely examples.

Proposal 1 – 1 for 100 Reverse Stock Split, page 4

3.   Please tell us in your response letter whether or not you have any plans to issue the increased authorized but unissued shares of common stock following the reverse stock split. If you do have any plans, even if only tentative or general plans, provide all information required by Item 11 of Schedule 14A to the extent practicable. Refer also to Note A to Schedule 14A. If you do not have any such plans, please include an affirmative statement to that effect.

Proposal 2 – Approval of Sales of Spanish Subsidiaries, page 7

4.   Please provide all information required by Item 14 of Schedule 14A with respect to the sale of a substantial part of your assets.

Proposal 3 – Approval of Stock Issuance, page 8

5.   Disclose the percentage of voting power that Hombergh Holdings BV controlled before and after the issuance.

*   *   *

As appropriate, please revise your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3257, with any other questions.

Sincerely,

/s/ Celeste M. Murphy
Legal Branch Chief

cc: Stephen Zrenda, Esq.
Via facsimile: (405) 721-7310